Mail Stop 3561
								February 14, 2006

Mr. Howard B. Bernick, President
Alberto-Culver Company
2525 Armitage Avenue
Melrose Park, Illinois 60160

Re:	Alberto-Culver Company
Form 10-K for the fiscal year ended September 30, 2005
Filed December 9, 2005
File No. 001-05050

Dear Mr. Bernick:

We have limited our review of your filing to the issue addressed in our comment below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K September 30, 2005

Exhibit 13

Management`s Discussion and Analysis

Reconciliation of Non-GAAP Financial Measures, page 30

1. In future filings please avoid presenting non-GAAP measures on a per share basis. Per share data other than that relating to net income generally is not appropriate. Please see Question (11) of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures available at the SEC.gov.
	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions regarding this comment, please direct them to Scott Stringer, Staff Accountant, at (202) 551-3272 or, in his absence, to the undersigned at (202) 551-3841. Any other questions regarding disclosures issues may be directed to H. Christopher Owings, Assistant Director at (202) 551-3725.

		Sincerely,



		Michael Moran
		Branch Chief


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Mr. Howard B. Bernick, President
Alberto-Culver Co.
February 14, 2006
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